UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported) January 30, 2021

Grow Solutions Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	87-0575118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

222-111 Research Drive, Saskatoon, SK, CA	S7N 3R2
(Address of principal executive offices)	(Zip Code)

Registrant s telephone number, including area code: (888) 352-0826

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7    Departure of Certain Officers

On January 30, 2021, Mr. Chad Fischl, notified the Company that he was not going to accept the Director position. As such Mr. Philip Sands, will remain as the Company’s sole officer and director.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits: The following exhibits are filed with this report:

Exhibit No.	Description

SIGNATURES

Pursuant to the requirements Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Grow Solutions Holdings, Inc.

/s/ Phillip A. Sands
Phillip A. Sands
President

Date: February 3, 2021

2